UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. announced today the initiation of its United States pivotal study examining an anti-microbial central venous catheter (CVC). This U.S. multi-center study is designed to evaluate the efficacy of a CVC coated with the drug 5-Flourouracil (5-FU), a non-traditional anti-infective agent. The study enrolled its first patient last week in Rapid City, South Dakota, and will involve approximately 600 patients at 20 centers in the United States.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: January 5, 2006

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

January 5, 2006

ANGIOTECH INITIATES ANTI-INFECTIVE CVC U.S. PIVOTAL STUDY

ADVANCING NOVEL APPROACH TO PREVENT MEDICAL DEVICE INFECTIONS

VANCOUVER, BC, January 5, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced the initiation of its United States pivotal study examining an anti-microbial central venous catheter (CVC). This U.S. multi-center study is designed to evaluate the efficacy of a CVC coated with the drug 5-Flourouracil (5-FU), a non-traditional anti-infective agent. The study enrolled its first patient last week in Rapid City, South Dakota, and will involve approximately 600 patients at 20 centers in the United States.

Central venous catheters are usually inserted into critically ill patients for extended periods of time to administer fluids, drugs, and nutrition, as well as facilitate frequent blood draws. One of the complications associated with CVC implantation is infection, which can occur when bacteria contaminate the catheter. CVC infections that progress to bloodstream infections, or septicemia, can become life threatening. Approximately 3.5 million CVC catheters are used in the U.S. annually leading to approximately 250,000 CVC-related infections and an estimated 40,000 deaths. The cost of caring for these patients is estimated to be as high as US$56,000 per infection.

Angiotech is developing its infection prevention platform using the drug 5-FU as a non-traditional anti-infective in order to address concerns voiced by the Centers for Disease Control (CDC) regarding overuse of traditional antibiotics, which can contribute to an increase in the antibiotic resistance of bacteria. Traditional anti-infective coatings are being used more frequently each year, and are currently used on approximately 20 percent of CVC products implanted.

“We are excited to be participating in a study addressing such a pervasive and critical issue,” said Jorge Reyno, MD, an infectious disease specialist at Rapid City Regional Hospital in South Dakota where the first patient was recently enrolled. “Hospital-based infections, which include CVC infections, are a vexing and potentially lethal problem that demands a better solution.”

“The use of 5-FU as an anti-infective coating to prevent catheter-related bloodstream infections is innovative and unique,” said Stephen Heard, MD, Chair, Department of Anesthesiology at University of Massachusetts Memorial Medical Center and the University of Massachusetts Medical School, and principal investigator. “(In vitro) data demonstrate that 5-FU has antibacterial activity similar to current anti-infective catheter surfaces. We are eager to see if these effects impact catheter colonization and bloodstream infection in patients.”

“Two million patients contract hospital-based infections in the U.S. each year,” said Betsy McCaughy, Ph.D, Chairman of the Committee to Reduce Infection Deaths (RID). “RID applauds the efforts of innovative pharmaceutical companies to reduce catheter-based infections.”

About the Anti-Infective CVC Trial:

The CVC trial is a randomized, single-blind, active-controlled, two-arm, multi-center clinical study. The lead trial site is the University of Massachusetts Memorial Medical Center, with Dr. Stephen Heard as principal investigator. The primary objective of the study is to compare the Angiotech CVC catheter to a leading anti-infective catheter with regards to preventing bacterial colonization. Other objectives will include prevention of local catheter-related infections or widespread bloodstream infections. Following favorable study results, the company intends to request 510k market clearance for the product from the U.S. Food and Drug Administration.

About the Angiotech Anti-Infective CVC Technology:

Due to the emergence of antibiotic-resistant bacteria, the CDC has discouraged overuse of traditional antibiotics to help avoid the creation of resistant strains and has encouraged the search for alternative anti-infective strategies.

Angiotech is actively developing a broad anti-infective platform using non-traditional agents found through its proprietary drug screening process. This process consists of screening thousands of approved pharmaceutical compounds and discovering non-traditional applications for their use in local drug delivery in combination with medical devices and biomaterials. Through this proprietary drug identification strategy, Angiotech has chosen 5-FU as its lead compound, an FDA approved drug. Some of the advantages of 5-FU include: 1) the ability to kill bacteria such as gram positive Staphylococcus aureus and gram negative Pseudomonas aeruginosa, which can be lethal pathogens, 2) the unique and valuable ability to help prevent formation of biofilm, a slimy coating that bacteria produce to protect them from traditional antibiotics, and 3) the fact that it doesn’t contribute to bacterial resistance against traditional antibiotics.

About RID:

The Committee to Reduce Infection Deaths (RID) is a national organization, founded by Betsy McCaughey, Ph.D., dedicated to providing hospital administrators, caregivers, insurers, and patients with the information they need to stop hospital infections. RID's mission is threefold: to motivate hospitals to make infection prevention a top priority; to inform patients about the steps they can take to reduce their risk of infection; and to ensure that no matter where you live, you can find out which hospitals in your area have the worst infection problems. The Committee has a distinguished membership, including Yale Professor, Dr. Sherwin Nuland, author of The Doctor's Plague, a biography of Ignac Semmelweis, Dr. Elizabeth Whelan, founder of the American Council on Science and Health, and Nobel Laureate, Dr. Joshua Lederberg, as well as corporate leaders, philanthropists, and civic leaders. To find out more about RID, please visit their website at http://www.hospitalinfection.org.

About Angiotech Pharmaceuticals

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Chief Medical Officer

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Colleen Beauregard

Waggener Edstrom Bioscience

(503) 443-7863, Email: colleenb@wagged.com